Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx Lic. David Barlow +52-55-5284-0483 dbarlow@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for September 2026

Passenger traffic increased year-on-year by 5.7% in Colombia, 3.1% in Puerto Rico, 2.6% in Brazil, 1.7% in Ecuador, and decreased by 6.1% in Costa Rica, 0.9% in Curacao and 6.1% in Mexico

Mexico City, October 7, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading airport operator across the Americas, today announced that total passenger traffic for September 2026 reached 8.6 million passengers, unchanged compared to September 2025. Note that September figures include the first full month of operations in Brazil, Costa Rica, Curacao and Ecuador, totaling 3.9 million passengers, following the closing of the acquisition of CPC Aeroportos.

Passenger traffic showed year-on-year increases of 5.7% in Colombia, 3.1% in Puerto Rico, 2.6% in Brazil, and 1.7% in Ecuador, offset by decreases of 6.1% in Costa Rica, 0.9% in Curacao and 6.1% in Mexico.

In Colombia, there was an increase in domestic and international traffic of 5.9% and 4.9% respectively. Brazil saw an increase in domestic passenger traffic of 2.9%, partly offset by an 11.5% decrease in international traffic. International traffic increased by 3.2% in Ecuador and declined in Costa Rica by 6.4% and in Curacao by 1.6%, while domestic traffic, increased 16.3% in Costa Rica, 0.1% in Ecuador and 8.9% in Curacao. In Puerto Rico, domestic and international traffic increased by 3.4% and 1.1% respectively. Mexico showed decreases in domestic and international traffic of 3.7% and 9.8%, respectively.

All figures in this statement reflect comparisons between the period from September 1 to September 30, 2026, and from September 1 to September 30, 2025. Transit and general aviation passengers are excluded for Mexico and Colombia, while Brazil, Costa Rica, Ecuador and Curacao exclude transit passengers.

Passenger Traffic Summary
	September		% Chg	Year to date		% Chg
	2025	2026		2025	2026
Mexico	2,605,717	2,446,399	(6.1)	30,481,397	29,534,119	(3.1)
Domestic Traffic	1,574,777	1,516,699	(3.7)	14,678,566	14,639,194	(0.3)
International Traffic	1,030,940	929,700	(9.8)	15,802,831	14,894,925	(5.7)
Brazil and Others	3,872,332	3,924,970	1.4	3,872,332	3,924,970	1.4
Domestic Traffic	2,988,713	3,071,707	2.8	2,988,713	3,071,707	2.8
International Traffic	883,619	853,263	(3.4)	883,619	853,263	(3.4)
San Juan, Puerto Rico	785,846	810,085	3.1	10,543,332	10,232,656	(2.9)
Domestic Traffic	669,608	692,597	3.4	9,220,652	8,932,700	(3.1)
International Traffic	116,238	117,488	1.1	1,322,680	1,299,956	(1.7)
Colombia	1,395,261	1,474,663	5.7	12,635,396	13,459,376	6.5
Domestic Traffic	1,086,487	1,150,643	5.9	9,631,323	10,352,898	7.5
International Traffic	308,774	324,020	4.9	3,004,073	3,106,478	3.4
Total Traffic	8,659,156	8,656,117	(0.0)	57,532,457	57,151,121	(0.7)
Domestic Traffic	6,319,585	6,431,646	1.8	36,519,254	36,996,499	1.3
International Traffic	2,339,571	2,224,471	(4.9)	21,013,203	20,154,622	(4.1)

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Mexico Passenger Traffic
		September		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,574,777	1,516,699	(3.7)	14,678,566	14,639,194	(0.3)
CUN	Cancun	796,173	758,313	(4.8)	7,457,990	7,103,276	(4.8)
CZM	Cozumel	22,447	24,483	9.1	197,151	201,293	2.1
HUX	Huatulco	48,288	48,326	0.1	496,549	486,358	(2.1)
MID	Merida	289,511	282,613	(2.4)	2,581,726	2,739,814	6.1
MTT	Minatitlan	11,438	10,005	(12.5)	114,288	101,938	(10.8)
OAX	Oaxaca	121,058	106,480	(12.0)	1,173,376	1,177,354	0.3
TAP	Tapachula	36,313	36,804	1.4	371,824	384,747	3.5
VER	Veracruz	139,657	135,181	(3.2)	1,256,008	1,340,051	6.7
VSA	Villahermosa	109,892	114,494	4.2	1,029,654	1,104,363	7.3
International Traffic		1,030,940	929,700	(9.8)	15,802,831	14,894,925	(5.7)
CUN	Cancun	962,546	848,775	(11.8)	14,738,867	13,779,382	(6.5)
CZM	Cozumel	11,394	11,174	(1.9)	295,367	285,211	(3.4)
HUX	Huatulco	432	677	56.7	101,377	113,120	11.6
MID	Merida	24,608	28,629	16.3	294,748	310,859	5.5
MTT	Minatitlan	423	569	34.5	5,608	6,616	18.0
OAX	Oaxaca	16,297	15,398	(5.5)	197,496	174,974	(11.4)
TAP	Tapachula	1,516	3,917	158.4	18,374	42,148	129.4
VER	Veracruz	11,855	12,788	7.9	115,410	123,789	7.3
VSA	Villahermosa	1,869	7,773	315.9	35,584	58,826	65.3
Traffic Total Mexico		2,605,717	2,446,399	(6.1)	30,481,397	29,534,119	(3.1)
CUN	Cancun	1,758,719	1,607,088	(8.6)	22,196,857	20,882,658	(5.9)
CZM	Cozumel	33,841	35,657	5.4	492,518	486,504	(1.2)
HUX	Huatulco	48,720	49,003	0.6	597,926	599,478	0.3
MID	Merida	314,119	311,242	(0.9)	2,876,474	3,050,673	6.1
MTT	Minatitlan	11,861	10,574	(10.9)	119,896	108,554	(9.5)
OAX	Oaxaca	137,355	121,878	(11.3)	1,370,872	1,352,328	(1.4)
TAP	Tapachula	37,829	40,721	7.6	390,198	426,895	9.4
VER	Veracruz	151,512	147,969	(2.3)	1,371,418	1,463,840	6.7
VSA	Villahermosa	111,761	122,267	9.4	1,065,238	1,163,189	9.2

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Brazil and Others Passenger Traffic
		September		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Total Domestic Traffic		2,988,713	3,071,707	2.8	2,988,713	3,071,707	2.8
Others		233,667	236,201	1.1	233,667	236,201	1.1
SJO	San Jose, Costa Rica	7,181	8,352	16.3	7,181	8,352	16.3
CUR	Curaçao	11,794	12,847	8.9	11,794	12,847	8.9
UIO	Quito, Ecuador	214,692	215,002	0.1	214,692	215,002	0.1
Brazil		2,755,046	2,835,506	2.9	2,755,046	2,835,506	2.9
BHA	Belo Horizonte	1,076,692	1,076,693	0.0	1,076,692	1,076,693	0.0
PLU	Pampulha	-	-	-	-	-	-
South Block		967,623	1,029,044	6.3	967,623	1,029,044	6.3
BHF	Bacacheri	-	-	-	-	-	-
BGX	Bagé	-	-	-	-	-	-
CWB	Curitiba	500,044	487,905	(2.4)	500,044	487,905	(2.4)
IGU	Foz do Iguacu	178,543	230,776	29.3	178,543	230,776	29.3
JOI	Joinville	46,659	42,480	(9.0)	46,659	42,480	(9.0)
LDB	Londrina	54,477	66,764	22.6	54,477	66,764	22.6
NVT	Navegantes	179,163	193,574	8.0	179,163	193,574	8.0
PET	Pelotas	7,027	6,576	(6.4)	7,027	6,576	(6.4)
URG	Uruguaiana	1,710	969	(43.3)	1,710	969	(43.3)
Central Block		710,731	729,769	2.7	710,731	729,769	2.7
GYN	Goiânia	329,613	302,447	(8.2)	329,613	302,447	(8.2)
IMP	Imperatriz	29,999	27,487	(8.4)	29,999	27,487	(8.4)
PMW	Palmas	61,861	69,624	12.5	61,861	69,624	12.5
PNZ	Petrolina	36,584	50,805	38.9	36,584	50,805	38.9
SLZ	Sao Luis	164,934	177,540	7.6	164,934	177,540	7.6
THE	Teresina	87,740	101,866	16.1	87,740	101,866	16.1
Total International Traffic		883,619	853,263	(3.4)	883,619	853,263	(3.4)
Others		818,660	795,800	(2.8)	818,660	795,800	(2.8)
SJO	San Jose, Costa Rica	423,960	396,676	(6.4)	423,960	396,676	(6.4)
CUR	Curaçao	173,144	170,456	(1.6)	173,144	170,456	(1.6)
UIO	Quito, Ecuador	221,556	228,668	3.2	221,556	228,668	3.2
Brazil		64,959	57,463	(11.5)	64,959	57,463	(11.5)
BHA	Belo Horizonte	45,838	38,024	(17.0)	45,838	38,024	(17.0)
PLU	Pampulha	-	-	-	-	-	-
South Block		19,121	19,439	1.7	19,121	19,439	1.7
BHF	Bacacheri	-	-	-	-	-	-
BGX	Bagé	-	-	-	-	-	-
CWB	Curitiba	15,763	15,547	(1.4)	15,763	15,547	(1.4)
IGU	Foz do Iguacu	3,358	3,892	15.9	3,358	3,892	15.9
JOI	Joinville	-	-	-	-	-	-
LDB	Londrina	-	-	-	-	-	-
NVT	Navegantes	-	-	-	-	-	-
PET	Pelotas	-	-	-	-	-	-
URG	Uruguaiana	-	-	-	-	-	-
Central Block		-	-	-	-	-	-
GYN	Goiânia	-	-	-	-	-	-
IMP	Imperatriz	-	-	-	-	-	-
PMW	Palmas	-	-	-	-	-	-
PNZ	Petrolina	-	-	-	-	-	-
SLZ	Sao Luis	-	-	-	-	-	-
THE	Teresina	-	-	-	-	-	-
Traffic Total Brazil and Others		3,872,332	3,924,970	1.4	3,872,332	3,924,970	1.4
Others		1,052,327	1,032,001	(1.9)	1,052,327	1,032,001	(1.9)
SJO	San Jose, Costa Rica	431,141	405,028	(6.1)	431,141	405,028	(6.1)
CUR	Curaçao	184,938	183,303	(0.9)	184,938	183,303	(0.9)
UIO	Quito, Ecuador	436,248	443,670	1.7	436,248	443,670	1.7
Brazil		2,820,005	2,892,969	2.6	2,820,005	2,892,969	2.6
BHA	Belo Horizonte	1,122,530	1,114,717	(0.7)	1,122,530	1,114,717	(0.7)
PLU	Pampulha	-	-	-	-	-	-
South Block		986,744	1,048,483	6.3	986,744	1,048,483	6.3
BHF	Bacacheri	-	-	-	-	-	-
BGX	Bagé	-	-	-	-	-	-
CWB	Curitiba	515,807	503,452	(2.4)	515,807	503,452	(2.4)
IGU	Foz do Iguacu	181,901	234,668	29.0	181,901	234,668	29.0
JOI	Joinville	46,659	42,480	(9.0)	46,659	42,480	(9.0)
LDB	Londrina	54,477	66,764	22.6	54,477	66,764	22.6
NVT	Navegantes	179,163	193,574	8.0	179,163	193,574	8.0
PET	Pelotas	7,027	6,576	(6.4)	7,027	6,576	(6.4)
URG	Uruguaiana	1,710	969	(43.3)	1,710	969	(43.3)
Central Block		710,731	729,769	2.7	710,731	729,769	2.7
GYN	Goiânia	329,613	302,447	(8.2)	329,613	302,447	(8.2)
IMP	Imperatriz	29,999	27,487	(8.4)	29,999	27,487	(8.4)
PMW	Palmas	61,861	69,624	12.5	61,861	69,624	12.5
PNZ	Petrolina	36,584	50,805	38.9	36,584	50,805	38.9
SLZ	Sao Luis	164,934	177,540	7.6	164,934	177,540	7.6
THE	Teresina	87,740	101,866	16.1	87,740	101,866	16.1

Note: Bage, Bacacheri and Pampulha are 100% general aviation airports.

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U.S. Passenger Traffic, San Juan Airport (LMM)
	September		% Chg	Year to date		% Chg
	2025	2026		2025	2026
SJU Total	785,846	810,085	3.1	10,543,332	10,232,656	(2.9)
Domestic Traffic	669,608	692,597	3.4	9,220,652	8,932,700	(3.1)
International Traffic	116,238	117,488	1.1	1,322,680	1,299,956	(1.7)

Colombia Passenger Traffic
		September		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,086,487	1,150,643	5.9	9,631,323	10,352,898	7.5
MDE	Rionegro	814,998	853,571	4.7	7,283,377	7,794,835	7.0
EOH	Medellin	104,747	111,682	6.6	889,318	893,891	0.5
MTR	Monteria	111,709	137,368	23.0	1,026,858	1,226,364	19.4
APO	Carepa	16,009	15,072	(5.9)	133,023	136,440	2.6
UIB	Quibdo	34,006	30,610	(10.0)	258,989	280,183	8.2
CZU	Corozal	5,018	2,340	(53.4)	39,758	21,185	(46.7)
International Traffic		308,774	324,020	4.9	3,004,073	3,106,478	3.4
MDE	Rionegro	308,774	324,020	4.9	3,004,073	3,106,383	3.4
EOH	Medellin	-	-	-	-	-	-
MTR	Monteria	-	-	-	-	95	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdo	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Traffic Total Colombia		1,395,261	1,474,663	5.7	12,635,396	13,459,376	6.5
MDE	Rionegro	1,123,772	1,177,591	4.8	10,287,450	10,901,218	6.0
EOH	Medellin	104,747	111,682	6.6	889,318	893,891	0.5
MTR	Monteria	111,709	137,368	23.0	1,026,858	1,226,459	19.4
APO	Carepa	16,009	15,072	(5.9)	133,023	136,440	2.6
UIB	Quibdo	34,006	30,610	(10.0)	258,989	280,183	8.2
CZU	Corozal	5,018	2,340	(53.4)	39,758	21,185	(46.7)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a diversified portfolio of 36 airport concessions across the Americas and a commercial services platform in the U.S.

ASUR operates nine airports in southeastern Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; and six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia. The Company also holds a controlling interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently acquired 100% of CPC Aeroporto's stake to operate 17 airports in Brazil, Latin America’s largest aviation market by passenger traffic, as well as one airport each in Costa Rica, Curaçao, and Ecuador.

ASUR also operates a commercial services platform in the U.S. through ASUR Airports, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx.

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